Via Facsimile and EDGAR Correspondence

January 2, 2008

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549
Re:	Clickable Enterprises, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
File No. 0-23737
Filed October 16, 2007

Dear Mr. Owings:

We are counsel for Clickable Enterprises, Inc. (the “Company”). Set forth below are the responses of the Company to the comments of the Staff with respect to the Company’s preliminary proxy statement relating to the annual meeting of the Company’s stockholders (the “Proxy Statement”), as outlined in the letter dated November 6, 2007 (the “Comment Letter”) to Mr. Nicholas Cirillo, Chief Executive Officer of the Company. Your comments are reproduced below. We are contemporaneously filing an Amendment to the Company's Preliminary Schedule 14A reflecting the discussion below:

General

COMMENT 1: Please file as exhibits to a periodic or current report the securities purchase agreement for the $800,000 callable secured convertible notes issued on May 31, 2007, the related notes, the stock purchase warrants and the security agreement, which does not appear to have been filed with the Form 10-QSB for the quarterly period ended June 30, 2007, as indicated in the Form 10-QSB. Similarly, please file all material exhibits associated with the October 2004 restructuring of certain of the convertible debentures and the securities purchase agreements related to outstanding convertible debentures.

RESPONSE: The Company will file, contemporaneously with the filing of this response, an Amendment to its Current Report dated May 31, 2007 including the securities purchase agreement for the $800,000 callable secured convertible notes issued on May 31, 2007, the related notes, the stock purchase warrants and the security agreements as Exhibits. The Company will also file, contemporaneously with the filing of this response, the Debenture Amendment and Securities Purchase Agreement related to the October 2004 restructuring of certain of the convertible debentures as Exhibits to a new Current Report Form 8-K.

Amendment to Certificate of Incorporation to Authorize Additional Shares of Common
Stock (proposal 2), page 4 .

COMMENT 2: Please explain in greater detail in this section why the company is seeking to increase its authorized shares from 500,000,000 shares to 1,000,000,000. You indicate that the "principal purpose" for the increase is to provide sufficient authorized shares to be issued upon conversion of the debentures, warrants and Series A convertible preferred stock; however, it appears that the approval of a one-for-one hundred stock split would render the increase in authorized shares unnecessary. Please explain the discrepancy and revise the disclosure to indicate why the company believes the principal purpose of the increase is to issue shares of common stock upon conversion of other securities. Please disclose whether the company intends to issue additional convertible securities.

RESPONSE: The Company has revised the disclosure to address the Staff’s comment. Please see the supplemental language below that will be added to Proposal 2 of the Proxy Statement under the heading Background of Proposal.

Our Board of Directors has adopted, subject to stockholder approval, a resolution to effect a one-for-one hundred (1:100) reverse stock split (the “Reverse Split”), as described in the section entitled “Proposal No. 3: Reverse Stock Split” of this Proxy Statement). The immediate effect of the Reverse Split will be to reduce the number of presently issued and outstanding shares of our common stock from approximately 481,194,033 to approximately 4,811,940. The exercise price in effect of the outstanding warrants immediately prior to such subdivision will be proportionately reduced in connection with the Reverse Split such that the warrants will be exercisable for up to an aggregate of 2,700,000 shares of our common stock. The conversion prices of the convertible debentures and Series A Convertible Preferred Stock are based on the market price of the common stock. Although the Reverse Split may increase the market price of our common stock, no such increase can be assured or calculated. The market price of our common stock may not rise in proportion to the reduction in the number of shares outstanding as a result of the Reverse Split, nor can there be any assurances that the Reverse Split will lead to a sustained increase in the market price of our common stock. The market price of our common stock may also change as a result of other unrelated factors, including our operating performance and other factors related to our business, as well as general market conditions. To ensure sufficient authorized shares will be available to effect such conversions we have conservatively assumed that the Reverse Split will result in a market price increase by a multiple of ten. Based on this assumption, the convertible debentures and Series A Convertible Preferred Stock would be convertible into approximately 500,000,000 shares of our common stock.

In order to provide sufficient shares to effect conversions, to allow for market fluctuations that may affect the conversion prices and to ensure sufficient shares of common stock will be available for issuance by the Company for other potential purposes, the Board of Directors has approved, subject to stockholder approval, an amendment to our Certificate of Incorporation to increase the number of shares of such common stock authorized for issuance from 500,000,000 to 1,000,000,000. The Company does not have any current arrangements, commitments or understandings to issue any additional convertible securities. However, the Company is likely to require additional financing in the future, and such financing may be available only through the sale of convertible debt instruments and preferred stock.

COMMENT 3: Please revise and expand the disclosure in this section to explain the terms of the convertible debentures, Series A convertible preferred stock and the warrants. It appears from the disclosure in your quarterly and annual reports that certain of the convertible debentures matured October 15, 2007. Please revise and expand the disclosure in the proxy statement to explain the effect of the maturity dates on the number of outstanding convertible securities or whether the company is now in breach of the terms of the convertible debentures or Series A convertible preferred stock.

RESPONSE: The Company has revised the disclosure to address the Staff’s comment. Please see the revised section of the Proxy Statement below:

Background of Proposal

Under Delaware law, we may only issue shares of common stock to the extent such shares have been authorized for issuance under our Certificate of Incorporation. Our Certificate of Incorporation currently authorizes the issuance of up to 500,000,000 shares of common stock. However, as of October 22, 2007, approximately 481,194,033 shares of common stock were issued and outstanding. We have also issued to investors warrants to purchase up to an aggregate of 27,000,000 shares of our common stock. In addition, the outstanding $3,485,481 in principal amount of our convertible debentures and our 1,200 outstanding shares of Series A Convertible Preferred Stock, par value $.001 per share, are convertible to common stock at conversion prices that vary with the market price of the common stock. The terms of the Series A Convertible Preferred Stock, the warrants and the convertible debentures are discussed below. Based on market prices as of October 8, 2007, the convertible debentures and Series A Convertible Preferred Stock are convertible into an aggregate of 4,793,760,807 shares of common stock. Therefore we do not have sufficient authorized shares to effect such conversions should they be requested. Our failure to have sufficient authorized shares is a breach of the terms of the convertible debentures and Series A Convertible Preferred Stock.

Our Board of Directors has adopted, subject to stockholder approval, a resolution to effect a one-for-one hundred (1:100) reverse stock split (the “Reverse Split”), as described in the section entitled “Proposal No. 3: Reverse Stock Split” of this Proxy Statement). The immediate effect of the Reverse Split will be to reduce the number of presently issued and outstanding shares of our common stock from approximately 481,194,033 to approximately 4,811,940. The exercise price in effect of the outstanding warrants immediately prior to such subdivision will be proportionately reduced in connection with the Reverse Split such that the warrants will be exercisable for up to an aggregate of 2,700,000 shares of our common stock. The conversion prices of the convertible debentures and Series A Convertible Preferred Stock are based on the market price of the common stock. Although the Reverse Split may increase the market price of our common stock, no such increase can be assured or calculated. The market price of our common stock may not rise in proportion to the reduction in the number of shares outstanding as a result of the Reverse Split, nor can there be any assurances that the Reverse Split will lead to a sustained increase in the market price of our common stock. The market price of our common stock may also change as a result of other unrelated factors, including our operating performance and other factors related to our business, as well as general market conditions. To ensure sufficient authorized shares will be available to effect such conversions we have conservatively assumed that the Reverse Split will result in a market price increase by a multiple of ten. Based on this assumption, the convertible debentures and Series A Convertible Preferred Stock would be convertible into approximately 500,000,000 shares of our common stock.

In order to provide sufficient shares to effect conversions, to allow for market fluctuations that may affect the conversion prices and to ensure sufficient shares of common stock will be available for issuance by the Company for other potential purposes, the Board of Directors has approved, subject to stockholder approval, an amendment to our Certificate of Incorporation to increase the number of shares of such common stock authorized for issuance from 500,000,000 to 1,000,000,000.

Convertible Debentures
The Company has issued convertible debentures (“Notes”) with an outstanding principal amount of $3,485,481 which are convertible to common stock. The Notes are payable at maturity and interest is payable quarterly, provided that no interest shall be due and payable for any month in which the intra day trading price is greater than specified in each purchase agreement. The principal and accrued interest on the Notes is convertible into common stock by the holder at any time. The conversion price is a percentage of the average of the three (3) lowest trading prices during a twenty (20) day trading period ending on the trading day prior to conversion. The price will be 40%, 50% or 60% of such average price, the exact percentage as specified in each series of Notes..

Notes with an aggregate principal and accrued interest totaling $785,481 became due and payable on October 15, 2007. Per the terms of the Notes, the Company is in default and at the option of majority of the holders an event of default notice can be delivered to the Company and the notes shall become immediately due and payable. Upon receipt of such notice, Company would be required to pay such holders an amount of 140% or 130% (as specified in each Note) of the principal and accrued and unpaid interest. The holders of the Notes have not delivered a default notice to the Company.

Warrants
The Company has issued to investors warrants to purchase up to an aggregate of 27,000,000 shares of our common stock. The warrants are convertible into common stock at an exercise price as stated in each agreement. The warrants are exercisable at any time from the agreement date for the number of years specified in the agreement, which is between 5 and 7 years. Warrant exercise prices range from $,002 per share to $.15 per share, and are subject to anti-dilution adjustments.

Series A Convertible Preferred Stock
The Company has issued and outstanding 1,200 shares of Series A Convertible Preferred Stock which is convertible into common stock as of October 15, 2007. Each share of Series A Preferred Stock is convertible into common shares at the Conversion Price generally set at 85% of the average of the lowest three Average Daily Prices, as defined the Certificate of Designation, for the Company’s common stock during the 20-day trading period prior to the date of a conversion notice.

On October 14, 2007, each share of the Series A Preferred Stock then issued and outstanding automatically would have been converted into shares of Common Stock at the then effective Conversion Price, subject to the above-mentioned limitations on conversion and if (a) all of the shares of Common Stock issued upon conversion of the Preferred Stock were (i) authorized and reserved for issuance, (ii) registered for resale under the Securities Act of 1933, as amended (the "Securities Act"), by the holders of the Preferred Stock (or may otherwise be resold publicly without restriction), and (iii) eligible to be traded on the Over-The-Counter Bulletin Board (the "OTCBB"), the Nasdaq National Stock Market, Inc. ("Nasdaq"), the Nasdaq SmallCap Market, the New York Stock Exchange or the American Stock Exchange, and (b) there was not then a continuing Mandatory Redemption Event (as hereafter defined). On October 14, 2007 the Company did not meet any of the requirements for automatic conversion, therefore the Series A Preferred Stock did not automatically convert.

The Series A Preferred Stock is subject to mandatory redemption if the Company fails to issue shares of common stock to holders of the Series A Preferred Stock upon exercise of conversion rights, or the common stock of the Company fails, after having been initially listed, to remain listed on the Over-the-Counter Bulletin Board, NASDAQ National Market, NASDAQ Small Cap Market, New York Stock Exchange or American Stock Exchange, for any reason within the control of the Company. The Company is no longer listed on the Over-the-Counter Bulletin Board therefore Mandatory Redemption Provisions are in effect and at the option of the holders of at least 50% of the then outstanding shares of Series A Preferred Stock exercisable by delivery of written notice to the Company of such Mandatory Redemption Event, the then outstanding shares of Series A Preferred Stock shall become immediately redeemable. The Company has not received any redemption notice.

If at any time a holder of shares of Series A Preferred Stock or the holder of a Note submits a Notice of Conversion, and the Company does not have sufficient authorized but unissued shares of Common Stock available to effect such conversion, the Company shall issue to the holder all of the shares of Common Stock which are available to effect such conversion and the Company shall pay to the holder a conversion default payment based on the number of unissued shares and the number of days that such shares are unable to be issued. The accrued conversion default payment for each calendar month shall be paid in cash or shall be convertible into Common Stock at the applicable Conversion Price, at the holder's option. The Company has not been requested to issue any shares of Common Stock to effect a conversion of Preferred Stock, and therefore has not paid any default payments.

COMMENT 4: Please provide us. with a view toward disclosure in the proxy statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible debentures that you have made or may be required to make to any holder of such securities, any affiliate of a such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures.

RESPONSE:

Financing fees (1)	Maximum Possible Interest Payments(2)	Maximum Default Penalty Payments (3)	Maximum Redemption Premium(4)	Maximum Possible Liquidated Damages(5)	Maximum Possible Payments(6)	Net Proceeds to Company(7)
$105,000.00	$1,664,525.25	$1,515,205.92	$0.00	$115,689.05	$3,400,420.22	$5,112,949.00

1.	The Company paid NIR Group, a related company of the holders of the convertible notes, financing fees on the various convertible notes of $105,000.

2.
The amount shown is the maximum amount of interest that can accrue, assuming all convertible notes outstanding on September 30, 2007, that are not in default, are paid upon maturity when due. On the notes which became due on October 15, 2007, interest has been calculated at the 15% default interest rate through May 31, 2010, which is the due date of the most recently issued series of Notes. For this calculation, we have assumed that the Notes in default will be paid at the same time as the due date of the most recent notes. . Interest is payable quarterly, provided that, no interest shall be due and payable for any month in which the intra day trading price is greater than the price specified in each note. We have assumed that all interest is payable. The Company, at its option, may pay accrued interest either in cash or in shares of common stock.

3.
Under the Notes, an event of default which has occurred under any of the Notes constitutes a default under all of the Notes. At the option of majority of the holders, an event of default notice can be delivered to the Company. Upon receipt of such notice by the Company the notes shall become immediately due and payable and the Company shall pay an amount of 140% or 130% (as set forth in each note) of the principal and accrued and unpaid interest.

4.
Under the circumstances, the Company due to its default has lost its right to redeem the notes prior to maturity, which would have permitted the Company to repay principal and interest prior to maturity plus a redemption premium of 40%.

5.
Under the Stock Purchase Agreement, the maximum amount of liquidated damages that the Company may be required to pay in the event the Company does not accept the opinion of qualifying buyer counsel with respect to the transfer of securities pursuant to an exemption from registration, under Rule 144 of Regulations within three days of delivery, the Company shall pay the buyer liquidating damages of three percent of the outstanding debentures per month plus accrued and unpaid interest in cash or shares at the option of the Company. To date, this has not happened. For purposes of this table, we have assumed that such a default would continue for only one month.

6.
Total maximum payments payable by the Company includes Financing Fees of $105,000.00, maximum possible interest of $1,664,525.25 and maximum possible liquidated damages of $115,689.05 as well as maximum default penalty payments of $1,515,205.92 which would increase the possible maximum payments by the Company to $3,400,420.22.

7.	The net proceeds to Company is equal to the gross amount of all the convertible notes less $105,000 in financing fees.

COMMENT 5: Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

•
the total possible profit the holders of the convertible debentures could realize as a result of the conversion for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible debentures on the date oft he sale of the convertible debentures;

•	the conversion price per share of the underlying securities On the date of the sale of the convertible debentures, calculated as follows:

o if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•
the total possible shares the holders of the debentures may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the holders of the convertible debentures may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE:

The following table discloses the total profit holders of the convertible debentures could realize as a result of the conversion discount for the securities underlying the Notes. For purposes of this table, we assumed that the aggregate of $3,485,481. in Notes outstanding September 30, 2007, are converted to common stock and sold.

Market Price(1)	Conversion Price (2)	Shares Underlying Notes (3)	Combined Market Price of Shares (4)	Total Conversion Price (5)	Total Possible Discount to Market Price (6)	Actual Previosuly Paid by Conversion (7)
.0018	.0008330	942,517,200	$1,696,639	$785,481	$911,158
.0018	.001	1,900,000,000	3,420,000	1,900,000	1,520,000
.0018	.000666	1,200,222,222	2,160,000	800,000	1,360,000
	Total		$7,276,639	$3,485,481	$3,791,158	$1,732,468

1.	Market price per share of our common stock on the conversion date (September 30, 2007).

2.
The conversion price per share of our common stock underlying the Notes on the Issuance Date is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to the date the Notes were converted on September 30, 2007 (was the average), less a discount of 40%, 50% or 60% per the specific notes.

3.
Total number of share of common stock underlying the Notes assuming full conversion as of September 30, 2007. Since the conversion price of the Notes may fluctuate as market prices fluctuate, the actual number of shares that underlie the Notes will also fluctuate.

4.	Total market value of shares of common stock underlying the Notes assuming full conversion as of September 30, 2007 based on the market price on that date.

5.	Total value of shares of common stock underlying the Notes assuming full conversion of the outstanding Notes as of the September 30, 2007 based on the conversion price.

6.	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote 4).

7.	Actual Notes paid by conversion through November 29, 2006 and the date hereof

COMMENT 6:

Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received; the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:

We also issued to securities holders five and seven year Warrants to purchase an aggregate of 27,000,000 shares of our common stock, exercisable with the aggregate exercise price of $1,970,000. The following table discloses the total possible profit such holders could realize as a result of the exercise of the Warrants.

Market Price (1)	Exercise Price (2)	Shares Underlying Warrants (3)	Combined Market Price (4)	Total Exercise Price (5)	Total Possible Discount to Market Price (6)
.0018	$0.05	4,000,000	$7,200	$200,000
.0018	0.15	9,000,000	16,200	1,350,000
.0018	0.10	4,000,000	7,200	400,000
.0018	0.002	10,000,000	18,000	20,000
	Total	27,000,000	$48,600	$1,970,000

1.	Market price per share of our common stock on September 30, 2007.

2.
The exercise price per share of our common stock underlying the Warrants is fixed per each securities purchase agreement except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price.

3.
Total number of share of common stock underlying the Warrants assuming full exercise as of September 30, 2007. Upon certain adjustments of the exercise price of the warrants, the number of share underlying the warrants may also be adjusted such that the proceeds to be received by us would remain constant.

4.	Total market value of share of common stock underlying the Warrants assuming full exercise as of September 30, 2007 base on the market price of the common stock on the Issuance Date.

5.	Total value of shares of common stock underlying the Warrants assuming full exercise as of September 30, 2007 based on the conversion price.

6.
Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combines market price (result in footnote (4)). The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the holder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of September 30, 2007.

COMMENT 7:

Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debenture transactions;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Four;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that is disclosed in response to Comment Five and Comment Six.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure - as a percentage - of the total amount off all possible payments and the total possible discount to the market price of the shares underlying the convertible debentures divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

RESPONSE:

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors’ return on investment. For purposes of this table, we took into account the aggregate of $5,217,949 in Notes issued and assumed that the Investors converted all of the outstanding Notes to Common Stock on September 30, 2007.

Gross Proceeds Payable to Company (1)	Maximum Possible Payments by Company (2)	Net Proceeds to Company (3)	Combined Total Possible Profit to Investors (4)	All Payments + Possible Profit / Net Proceeds (5)	All Payments + Possible Profit / Net Proceeds Averaged Over 4 Years(6)
$5,217,949.00	$3,400,420.22	$5,112,949	$3,791,158.00	140.65%	35.16%

(1)	Total amount of the Notes

(2)
Total maximum payments payable by the Company includes Financing Fees of $105,000.00, maximum possible interest of $1,664,525.25 and maximum possible liquidated damages of $115,689.05 as well as maximum default penalty payments of $1,515,205.92 which would increase the possible maximum payments by the Company to $3,400,420.22.

(3)	Total net proceeds to the Company are the Notes less $105,000 in Financing Fees.

(4)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes. The Notes’ conversion price is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to September 30, 2007, less a 40%, 50% or 60% discount per the specific Notes. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of September 30, 2007.

(5)
Percentage equal to the maximum possible payments by us in the transaction ($3,400,420.22) plus total possible discount to the market price of the shares underlying the Notes ($3,791.158), plus profit from 27,000,000 Warrants in the money as of September 30, 2007 ($0), divided by the net proceeds to the Company resulting from the sale of the Notes ($5,112.949).

(6)	Calculated by dividing 140.65% (footnote 5) by 4.

Purpose and Effect of the Amendment, page 4

COMMENT 8:

You indicate in this section that the increase in authorized shares "will not have any immediate effect on the rights of existing stockholders." Please expand this discussion to address the economic and voting dilution that could occur if the convertible debentures, Series A Convertible Preferred Stock and warrants were converted into shares of common stock. Please also disclose whether the issuance of the additional shares of common stock could or would result in a change of control of the company. Include, in tabular form, information regarding the holders of these securities.

RESPONSE: The Company has revised the disclosure to address the Staff’s comment. Please see the supplemental language below that will be added to Proposal 2 of the Proxy Statement under the heading Purpose and Effect of the Amendment.

The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders. However, the Board will have the authority to issue authorized common stock without requiring future stockholder approval of such issuances, except as may be required by applicable law. To the extent that additional authorized shares are issued in the future, they may decrease the existing stockholders’ percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders.

In addition, the increase in authorized common stock will allow the outstanding warrants, convertible debentures and Series A Convertible Stock to be converted into shares of our common stock. Generally, if all of the outstanding convertible securities were converted into shares of common stock, the shares of common stock currently outstanding would be about 10% of the total issued and outstanding shares, thus the conversion would result in significant economic and voting dilution. To the extent that the current officers and directors may be considered in control of the Company, upon conversion of all outstanding convertible securities to common stock, their ownership interests would be significantly diluted. However, the current officers and directors currently hold only about 17.5% of the outstanding common stock of the Company, and thus may not be deemed in control of the Company. Therefore dilution of their interests may not necessarily constitute a change in control. The convertible debentures and convertible preferred stock are each subject to a provision that limits the holder’s right to convert the notes and preferred stock so that no conversion shall result in the beneficial ownership of such holder and its affiliates being more than 4.99% of the outstanding shares of common stock of the Company. Therefore it is unlikely that a holder of convertible debentures would obtain a controlling interest in the Company. The five holders would be able to accumulate up to 25% of the common stock in the aggregate, so that, if they did so acting together as a group, could be deemed to gain control of the Company.

The following information sets forth the outstanding principal amount of each series of Notes. The following entities are the owners of each series, although not every entity owns a note in each series:

AJW Partners, LLC
AJW Qualified Partners, LLC
New Millennium Capital Partners II, LLC
AJW Offshore, Ltd.

Issuance Date	Outstanding Amount	Due Date
6/6/03	$285,481	10/15/07
11/3/03	$300,000	10/15/07
1/16/04	$200,000	10/15/07
6/30/05	$650,000	6/29/2008
11/15/05	$250,000	11/14/2008
3/22/06	$1,000,000	3/21/2009
5/31/07	$800,000	5/31/2010

Total	$3,485,481

Reverse Stock Split. page 6

COMMENT 9:

In your annual report on Form 10-KSB for the year ended March 31, 2007, you indicate that your stock is traded on the OTC Bulletin Board; however, in the proxy statement, you indicate that your common stock is now quoted in the Pink Sheets. Please explain when and why this change occurred and whether you expect the stock split to allow you to be quoted on the OTC Bulletin Board in the future.

RESPONSE: The Company was delisted from the OTC Bulletin Board on November 17, 2006 for failure to file reports. The stock split will not have any effect on the Company’s ability to be quoted on the OTC Bulletin Board in the future. The Company’s annual report on Form 10-KSB for the year ended March 31, 2007 should have indicated that the Company’s stock was quoted in the Pink Sheets.

COMMENT 10:

Please include in the discussion of the proposed reverse stock split the effect of the reverse stock split on outstanding convertible securities such as warrants, convertible debentures and the Series A convertible preferred stock.

RESPONSE:

The Company has revised the disclosure to address the Staff’s comment by adding the following to the Proxy Statement:

The exercise price in effect of the outstanding warrants immediately prior to the Reverse Split will be proportionately reduced in connection with the Reverse Split such that the warrants will be exercisable for up to an aggregate of 2,700,000 shares of our common stock. The conversion prices of the convertible debentures and Series A Convertible Preferred Stock are based on the market price of the common stock and therefore will not be directly adjusted as a result of the Reverse Split. Although the Reverse Split may increase the market price of our common stock, no such increase can be assured or calculated. The terms of the convertible debentures and the Series A Convertible Preferred Stock contain provisions that allow for equitable adjustment to the conversion price in connection with the Reverse Split if necessary.

Security Ownership of Certain Beneficial Owners and Management, page 14

COMMENT 11

Please clarify the disclosure in this table to indicate whether it includes shares the director or officer has the right to acquire within 60 days (e.g., shares of common stock issuable upon the exercise of options or warrants or upon the conversion of convertible securities). See Item 403 of Regulation S-B.

RESPONSE:

The Company has revised the disclosure to address the Staff’s comment. No directors or officers of the Company own any options or warrants.
	Common Stock Beneficially Owned(2)
Name and Address	Number	Percent

Nicholas Cirillo, Jr. (1)	32,670,532	6.8%
Guy Pipolo (1)	32,670,532	6.8%
David Rodgers (1)	18,670,531	3.9%

All Executive Officers and
Directors as a Group	84,011,595	17.5%

(1)  Some shares are beneficially owned by (a) DGN Holdings, LLC, a New York limited liability company in which Messrs. Cirillo, Pipolo and Rodgers each owns a 33.33% interest, (b) NexGen Energy, LLC, a New York limited liability company in which Messrs. Cirillo, Pipolo and Rodgers each owns a 33.33% interest and (c) (c) NRG Heat and Power, LLC, a New York limited liability company in which Messrs. Cirillo and Pipolo each owns a 50% interest.
(2) In general Common Stock which is issuable upon the exercise of a stock option which is presently exercisable or which becomes exercisable within sixty days is considered outstanding for the purpose of computing the percentage ownership (x) of persons holding such options, and (y) of officers and directors as a group with respect to all options held by officers and directors; however, none of the named Officers and Directors own any options or warrants.

In connection with the Staff’s request in the Comment Letter that the Company provide a statement containing certain acknowledgements, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (215) 851-8472 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Very truly yours,

/s/ Gary A. Miller

Gary A. Miller, Esq.